                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                             TS&B HOLDINGS, INC.
                               (Name of Issuer)

                                Common stock
                         (Title of Class of Securities)

                                   333-29903
                                 (CUSIP Number)

                               TS&B HOLDINGS, INC.
                 ATTN: CHARLES GIANNETTO, ESQ., GENERAL COUNSEL
                                5703 RED BUG LAKE
                                 ROAD, SUITE 226
                          WINTER SPRINGS, FLORIDA 32708
                                  407-649-8325

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              APRIL 17, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. ss.240.13d-7 for other parties to whom copies are to be sent.

        *   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                       1

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               1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).
                a) Jim Jenkins, SSN ###-##-####
                b) Managing Partner, Professional Developers Group, LLC
                   1786 Trade Center Way, #4, Naples, FL  34109
                c) NO
                d) NO
                e) USA

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               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)
                  (b) XXX
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               3. SEC Use Only
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               4. Source of Funds (See Instructions).................SC
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               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
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               6. Citizenship   USA
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Number of                  7. Sole Voting Power...............5,500,000
Shares                    ------------------------------------------------------
Beneficially               8. Shared Voting Power ...................00
Owned by                  ------------------------------------------------------
Each                       9. Sole Dispositive Power..........5,500,000
Reporting                 ------------------------------------------------------
Person With               10. Shared Dispositive Power ..............00
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              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  .....................5,500,000
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                   Not Applicable
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  31.3%
--------------------------------------------------------------------------------

 2

Item 1. Security and Issuer
Common Stock
TS&B HOLDINGS, INC.
ATTN: CHARLES GIANNETTO, ESQ., GENERAL COUNSEL
5703 RED BUG LAKE ROAD, SUITE 226
WINTER SPRINGS, FLORIDA 32708
407-649-8325

Item 2. Identity and Background
(a) Name; Jim Jenkins

Item 3. Source and Amount of Funds or Other Consideration: Services Rendered
S-8 Filed 15 Jan 2002 for 500,000 Shares
S-8 Filed 17 Apr 2002 for 5,000,000 Shares

Item 4. Purpose of Transaction
For consulting services as defined in the contracts as filed with the respective S-8 filing.

                                       3

Item 5.     Interest in Securities of the Issuer
            (a)     State the aggregate number and percentage of the class of
                    securities identified pursuant to Item 1 - 3,550,000. (28.7%)

                    Contracts, Arrangements, Understandings or Relationships
                    with Respect to Securities of the Issuer.
                    Describe any contracts, arrangements, understandings or
                    relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with
                    respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities,
                    finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the
                    persons with whom such contracts, arrangements,
                    understandings or relationships have been entered into.
                    Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or
                    investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 6.

Item 7.     Material to Be Filed as Exhibits

Exhibits
                                       4

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2002

        /s/ Jim Jenkins
            Jim Jenkins, Managing Partner, Professional Developers Group, LLC